SECUREVIEW SYSTEMS, INC.

CONSOLIDATED INTERIM FINANCIAL

STATEMENTS

For the nine months ended December 31,2004

Unaudited, prepared by management

(Stated in Canadian Dollars)

The unaudited consolidated financial statements of Securview Systems, Inc. (the "Company") have notbeen reviewed by the auditors of the Company. This notice is being provided in accordance with section4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

SECUREVIEW SYSTEMS, INC.

Consolidated Balance Sheets

As of

December 31

 March 31

      2004

    2004

ASSETS

CURRENT ASSETS

Cash and cash equivalents (including amount held in trust) $ 16,000

 $ 2,580

Accounts receivable

         5,157

    5,157

TOTAL CURRENT ASSETS

       21,157

    7,737

PROPERTY AND EQUIPMENT, at cost, net of

accumulated depreciation of $4,167 and $3,969

         1,425

    1,623

OTHER ASSETS

Loan receivable (note 4)

       150,000

 150,000

Goodwill (note 5)

   1

            1

Investments (note 6)

       85,000

            -

Deferred costs (note 7)

    -

            -

        235,001

  150,001

TOTAL ASSETS

     $ 257,583       $ 159,361

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued !iabilities

     $ 261,405       $ 298,985

Loans payable (note 8)

        212,745

  337,745

Due to director (note 9)

          30,970

    30,970

           505,120

  667,700

SHAREHOLDERS' DEFICIT

Capital Stock (note 10)

     4,980,523       4,980,523

Accumulated deficit

    (5,228,060)    (5,488,862)

       (247,537)       (508,339)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT

     $ 257,583       $ 159,361

APPROVED ON BEHALF OF THE BOARD

"Donald L. Perks"                                                                                                         "Cindy Perks"

Director

      Director

See Notes to Unaudited Interim Consolidated Financial Statements.

SECUREVIEW SYSTEMS, INC.

Unaudited Consolidated Statements of Operations and Deficit

As of

      Three Months

             Nine Months

 Ended December 31, Ended December 31,

2004                2003   2004                    2003

Expenses

Accounting, legal and audit

 $ 6,300     $ 17,310   $ 27,874        $ 31,858

Amortization

         99             131           198                394

Bank charges and interest

            -         100          115          4,116

Consulting fees

          -       3,600              -        4,230

Investor relations

          -          537               -         2,212

Management fees

          -            -          -      7,500

Office and administration

          -      12,496              -        21,163

Rent

           -         4,500              -        19,000

Trust and filing fees

           -        2,242      1,011         8,276

Travel and accommodation

           -        13,187             -      13,463

Loss before the undernoted

$(6,399) $ (54,103)$ (29,198)$(112,212)

Interest Income

           -              10              -             19

Legal Settlement

165,000                -    165,000

           -

Forgiveness of deb I .

          -               -     125,000                  -

165,000 10 290,000 19

Net incomel(loss) from operations

 158,601       (54,093)      260,802   (112,193)

Net Income/(loss) per basic and diluted common share

 $     0.01 $        (0.00)  $       0.02      $ (0.01)

Weighter Average Number of Shares Outstanding

(Basic and Diluted)

           14,798,187  13,758,10814,798,187 13,758,108

See Notes to Unaudited Interim Consolidated Financial Statements

.- 3 -

SECUREVIEW SYSTEMS, INC.

Unaudited Consolidated Statements of Cash Flows

 As of

Three Months

                Nine Months

        Ended December 31,          Ended December 31,

       2004                       2003     2004                   2003

OPERATING ACTIVITIES

Net income/(loss) from operations

 $ 158,601

$    (54,093) $  260,802 $ (112,193)

Adjustments for items not involving cash:

Amortization

             99                         131             198            394

Torq Media shares in settlement

    (85,000)

            (85,000)

Forgiveness of debt

                   -                           -     (125,000)                -

     73,700                    (53,962)       51,000    (111,799

Changes in non-cash working capital components from

 the previousyear and from current business combination:

Accounts receivable

            (569)                 -          (916)

Accounts payable and accrued liabilities

     (57,700)                   18,849       (37,580)     49,128

Loans payable

                -               29,000                  -       29,000

Due to/from related parties

  -

        5,165

        -     34,384

       16,000

          (1,517)       13,420         (203)

Net cash (used) provided during the year

       16,000

          (1,517)

13,420

     (203)

Cash - beginning of year

  -

           1,626

   2,580         312

Cash - end of year

 $    16,000           $            109 $      16,000         109

Supplemental Cash Flow Information

Interest Paid

 $           -

$               - $

         - $           -

Income Taxes Paid

 $             -        $               - $             - $           -

See Notes to Unaudited Interim Consolidated Financial Statements,

SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements (Unaudited)

(1) Nature of Past Operations

The company had an interest in a software development, training and consulting company, Lute Linux.com ("Luten), which is currently inactive. In the prior year, the

Company's business was the operation of an internet sports contest website,

Prosportspool.com, and prior to that the Company's business focus had been the acquisition and exploration of resource properties. The Company is no longer active In any of these areas and has in the past year sold its interest in all mineral claims as disclosed jn note (4).

The Company's subsidiary, Lute Linux.com ("Lute"), which the Company acquired on October

24, 2001, was developing the "fedeam" r an inexpensive remote monitoring system that operates through the internet and a secure website. The project is currently not being funded by the Company.

(2) Going Concern Assumption

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of Jiabilities in the normal course of business. The Company has experienced recurring losses, has had, in the past, negative cash flows from operations and negative working capitar that raises substantial doubt as to its ability to continue as a going concern.

The ability of the Company to continue as a going-concern is contingent upon its ability to secure financing arrangements to meet its obligations as they become due.

Management is pursuing options to acquire an operating entity that will provide cash flows to finance operations of the Company. The Company has also entered into negotiations with its creditors to satisfy its obligations by the issuance of common shares. Although the Company plans to pursue these options, there can be no assurance that the Company will be able to complete the desired transactions and obtain financing when needed or obtain such on terms satisfactory to the Company, if at all.

(3) Summary of si_l1ificant accountin_ policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous period. Outlined below are those policies considered particularly significant.

Unit of Measurement

Canadian currency is being used as the unit of measurement in the accompanying financial statements.

-5

SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

(3) Summary of significant accounting policies (Continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the

Company and its wholly-owned subsidiary, Lute Linux.com. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

Preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that might affect the amounts reported in the financial statements and related notes to financial statements. The estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may differ from the estimates, although management does not believe such changes will materially affect the financial statements.

Equipment

Equipment is stated at cost. Amortization, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods.

Computer hardware

30%

Declining balance

Additions during the year are amortized at half the normal rate.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed. Commencing April 1, 2002, the

Company uses the impairment approach in accounting for intellectual rights whereby each individual asset is tested for impairment on an annual basis and any other time if events occur or circumstances change that would more than likely not reduce the fair value of the reporting unit goodwill below its carrying value.

If the carrying amount of the reporting unit goodwill exceeds the impaired fair market value of that goodwill, an impairment loss is recorded in net earnings (loss). Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures including: amounts the unit as a whole could be bought or sold in a current transaction between willing parties; using present value techniques for estimated Mure cash flows; or using valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

Deferred Costs

Exploration costs are deferred until the properties are to be praced into production, sold or abandoned. These deferred costs are to be amortized on the unit-at-production

- 6

SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

(3) Summary of significant accounting policies (Continued)

basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, for the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sale discretion of the Company, are recorded in the accounts when the payments are made. The recorded cost of minera! claims and their related deferred exploration costs represent the costs incurred and are not intended to reflect present or future values.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or seWed. Changes to these balances are recognized in income in the period in which they incur. The amount of future income tax assets recognized is limited to the amount that is likely to be realized.

Impairment of Assets

The Company monitors the recoverability of long-lived assets including equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews factors such as market value, future assets utilization and business climate and, when such indicators exist, compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset. If such cash flows are less than the carrying value, the impairment charge to be recognized equals the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is generally measured equal to the estimated future undiscounted net cash flows from the asset or the assets.

Financial Instruments

The carrying amount of cash, loan receivable, accounts payable, accrued liabilities and loans payable and due to director approximate their aggregate fair value due to the relatively short term maturity of these instruments.

Stock-based Compensation

Effective April 1, 2002, the Company adopted section 3870 of the Canadian Institute of

Chartered Accountants Handbook, "Stock-based Compensation and Other Stock-based

Payments." Under the standard, payments to non-employees and to employees that are direct awards of stock, that caU for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and are included in

SECUREVIEW SYSTEMS, INC.

Notes 10 the Interim ConsoHdated Financial Statements

(Unaudited)

(3) Summary of significant accounting policies (Continued)

operations, with an, offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards.

Prior to adoption of the new standard, no compensation expense was calculated, recorded or otherwise disclosed for the Company's stock-based incentive plans when options were granted.

Any consideration paid by those exercising stock options was, and continues to be, credited to share capital upon receipt.

The new recommendatidns are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported. As the Company has issued no stock options in the current year, there is also no impact on these financial statements.

Loss per Share

The loss per share is calculated by dividing the loss applicable to the common shares by the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated suing the treasury stock method and reflects the potential dilution by including stock options and contingently issuable shares, in the weighted average number of common shares outstanding for the year, if dilutive.

(4) Loan Receivable

The loan receivable is from a former director of the Company and rs unsecured, noninterestbearing and has no fixed terms for repayment.

During the year ended March 31, 2004 a former director of the Company purchased the

Company's sole mineral resource property for $150,000. The receivable was assigned to a company wholly-owned by the former director.

(5) Goodwill

On October 24,2001, the Company issued 4,675,000 of rts common shares for 100% of the issued and outstanding common shares of Lute. The fair value of Lute exceeded the net identifiable assets acquired at that time by $201,696. In 2002, due to an impairment of the fair market value of the assets of Lute, the Company wrote-down the goodwill to a nominal amount.

(6) Investments

As part of a settlement agreement, the Company received 425,000 shares of stock of Torq Media

Corporation valued at $85,000 based on a deemed share price of $0.20 per share. The issuance of the shares was subject to approval of the applicable regulatory authority. The approval was subsequently been granted. The issued stock is subject to extra hold provisions.

- 8

SECUREVIEW SYSTEMS1 INC.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

(7) Deferred Costs

During the year ended March 31, 2004, the Company sold its 100% interest in 112 mineral claims to a wholly_owned company of a former director of Secureview Systems, Inc. The Claim group was subject to a 2.5% Net Smelter royalty. The Company wrote_down the property to a nominal amount during 2001.

(8) Loans Payable

December 31      March 31,

       2004

        2004

Torq Media Corporation

 $             -      $ 125,000

Gary Schellenberg (former Director)

      212,745                42,610

519820 B.C. Ltd.

    -           107,935

Coast Mountain Geological Ltd.

    -

        62,200

 $  212,745         $ 337,745

The Torq Media Corporation Loan was unsecured and due on demand. During the period ended

December 31, 2004, the loan was forgiven.

The loans payable to Gary Schellenberg, 519820 B.C. Ltd and Coast Mountain Geological Ltd are

unsecured, non-interest bearing and have no fixed terms for repayment. In 2004 the loans to Gary

Schellenberg, 519820 B.C. Ltd and Coast Mountain were reclassified as loans payable to Gary

Schellenberg and his associated companies are no longer related.

(9) Due to Director

The amount due to director is unsecured, non-interest bearing and has no fixed terms for repayment.

(10) Capital Stock

During the period ended December 31,2004, the Company cancelled 100,000 shares of its stock as part of a settlement agreement entered into with Torq Media Corporation. The shares were held by related parties of Torq Media.

Below is a summary of the shares issued and outstanding at December 31 T 2004.

-9

SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements (Unaudited)

(10) Capital Stock (Continued)

a) Authorized share capital consists of 100,000,000 common shares without par value.

Price per         Number of

   Share

 shares

Total

Issued at March 31, 2002

13,658,642     $ 4,892,377

Shares for debt

   0.096                   137,000     $      13,146

Issued at March 31, 2003

13,795,642     $ 4,905,523

Shares for services

     0.03

  2,400,000

     75,000

Shares cancelled as part of settlement agreement

    (100,000)

 -

Issued at December 31, 2004

 16,095,642     $ 4,980,523

At December 31, 2004, the Company had outstanding warrants to purchase 2,500,000 shares of the Company's common shares at a price of $.03 per share. The warrants became exercisabl9 in 2004 and expire at various dates through 2007. At September 30,

2004, 2,500,000 shares of common stock were reserved for that purpose.

Under the Company's stock option plan, the Company may grant options to employees,

officers and directors up to 1,300,000 of its issued and outstanding common stock. In addition,

the aggregate number of shares so reserved for issuance shall not exceed 10% of the issued and outstanding shares, and the aggregate number of shares so reserved or issuance to one individual shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years.

The following table summarizes the activity of common stock options during the period ended

December 31, 2004.

Outstanding, March 31 2004

427,729

Granted

-

Exercised

-

Cancelled

-

Outstanding and exercisable,

-

at December 31, 2004

427,729

In 2002, the Company granted 427,729 stock options, with an exercise price of $0.10 per share and a maturity date of January 21, 2007. To date, none of these options have been exercised.

SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

/

(11)

Income_Jilxes

At December 31, 2004, the Company has accumulated operating losses for income tax purposes of approximately $2,066,000 which may be carried forward to reduce taxable income of future years. The potential tax benefit of these losses has not been reflected in the financial statements as it is more likely than not that these losses will not be utilized. The operating losses will expire at various dates through 2015.

(12) Related Pam Transactions

During the three months ended December 31, 2004 and 2003, directors and companies with common directors received $0 and $5,165, respectively, and $0 and $34,384 for the nine months ended December 31, 2004 and 2003, respectively, for consulting, administrative, rent,

office, shareholder relations and management services.

(13) Segmented Information

The Company operated primarily in one operating segment. All of the Company's assets and employees are located in Canada.

(14) Legal Proceedings

In a settlement agreement entered into during the period ended December 31, 2004, the

Company agreed to assign all of the rights, title and interest in and to all manuals, hardware,

software, and other technology in relation to Lute Linux.com in exchange for

$80,000 cash and stock of Torq Media Corporation valued at $85,000. The issuance of the Torq

Media shares was subject to TSX approval. The TSX has subsequently approved the settlement.

As part of the settlement, the Company cancelled 100,000 shares of its stock that was owned by shareholders and related parties of Torq Media Corporation.

The Company was named a defendant by one of its creditors for unpaid legal fees totaling

$70,955. In an agreement dated November 3D, 2004 the creditor agreed to settle for a cash payment of $50,000 and 20,000 common shares of the Company. The Company is required to repay the liability through a series of scheduled payments. The settlement is secured by 400,000 shares of the Company's common stock and is being held in trust until the [jability is repaid in full at which time the shares will be returned to the Company. The stock did not issue the shares during the period ended December 31, 2004.

In another settlement dated October 26, 2004 (not subject to litigation) the Company assigned a creditor liability for unpaid accounting fees of $31,000 to a third party, in return the

Company agreed to issue in the future, common shares of the Company. The number of common shares to be issued has not been determined as of the date of this interim report.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: SCHEDULE B

and

SCHEDULE C

ISSUER DETAILS:

SECUREVIEW SYSTEMS INC.

903 Beatty Street

Vancouver, B.C.

V5Z 1C1

Telephone: (604) 351-9443

Contact Person: Don Perks

Contact’s Position: Director

Contact Telephone Number: (604) 351-9443

Email Address: dlperks@hotmail.com

Website: New site shortly

For Quarter Ended: December 31, 2004

Date of Report: March 1, 2005

CERTIFICATE:

The schedules(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it.

Please note this form is incorporated as part of both the required filing of

Schedule A and Schedules B & C.

Director Full Name: Donald (Don) Perks

Date Signed: March 1, 2005 “Donald Perks”

Director Full Name: Cindy Perks

Date Signed: March 1, 2005 “Cindy Perks”

SECUREVIEW SYSTEMS INC.

Quarterly Report

December 31, 2004

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses: Refer to Schedule “A” – Consolidated Statement of Operations and

Deficit.

2. Related party transactions: Refer to note 12 in Schedule “A”.

3. For the current fiscal year to date:

a. Summary of securities issued during the period ended December 31, 2004: There were no securities issued during the period.

b. Summary of options granted during the nine month period ended December 31, 2004:

There were no options granted during the period.

4. Summary of securities as at December 31, 2004:

a. Authorized share capital: 100,000,000 common shares without par value

b. Issued and outstanding: 16,095,642 common shares

c. Summary of options warrants and convertible securities outstanding:

Type of Issue

Number

Outstanding Exercise Price Expiry Date

Options 427,729 $0.10 Jan.21,2007

Warrants: Nil

d. Number of common shares in escrow: 12,335

Shares subject to pooling: Nil

5. List of Directors and Officers:

Don Perks – Director and President

Cindy Perks – Director

Anna Cain – Director and CFO

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS

A) Description of Business

The company is pursuing options to acquire an operating entity that will provide cash flows to finance operations of the company.

B) Discussion of Operations

On October 26, 2004 the Company assigned a creditor liability for unpaid accounting fees of $ 31,000 to a third party, in return the Company agreed to issue in the future,

common shares of the Company. The number of common shares to be issued has not been determined as of the date of this report.

On November 30, 2004 the Company agreed to settle unpaid legal fees of $ 70,955 for a cash payment of $ 50,000 and 20,000 common shares of the company. The Company is required to repay the liability through a series of schedule payments.

The quarter ending December 31, 2004 saw the Company continue to pursue opportunities that would reap the benefit to its shareholders.

C) Discussions of Financial Operations

1. Since the Incorporation, the issuer has not received any revenues from operations and as at December 31, 2004 the issuer has posted a net loss of 158,601; for the quarter ended December 31, 2003, the loss was 54,093.

The Company now has 16,095,642 shares issued and outstanding.

2. Transactions with Related Parties

During the three months ended December 31, 2004 and 2003, directors and companies with common directors received $ 0 and $ 5,165. respectively, for consulting, administrative, rent, office, shareholder relations and management services.

3. Investor Relations

The company has discontinued its website and will post a new website shortly to reflect recent events and business directions.

4. Legal Proceedings

The issuer has no legal proceedings.

5. Transactions Requiring Regulatory Approval

Nil

6. Subsequent Events

On February 1, 2005 the company reached an agreement in principle to acquire all rights to and interest in a drug, Trioxolane ( the “Technology”), including all patents and other intellectual property relating to the technology, The use of Trioxolane is patented in the USA and in other countries. The purchase price is $ 205,900,000 USD which is payable by the issuance of 100 million common shares without par value of

Secureview Systems Inc. and is subject to the shareholders of Secureview approving both the acquisition and the increase of the company’s authorized share capital.